UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Orleans Homebuilders, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

3333 Street Road
Address of Principal Executive Office (Street and Number)

Bensalem, PA 19020
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach Extra Sheets if Needed)

On March 1, 2010, the Company, along with most of its subsidiaries, filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware.

Given senior management’s focus on preparation for its Chapter 11 filings and administration of the Chapter 11 cases, as well as constraints on available personnel and resources, the Company was not able to complete its financial statements within the proscribed time.  In addition, the Company is unable to prepare its quarterly report for the third quarter of fiscal year 2010, without having first completed its Annual Report of Form 10-K for the fiscal year ended June 30, 2009, and its Quarterly Report on Form 10-Q for the quarters ended September 30, 2009 and December 31, 2009, which it has not yet done.

Additionally, the Company has identified certain deficiencies in its disclosure controls and procedures related to the late filings of its June 30, 2009 Form 10-K, September 30, 2009 Form 10-Q, December 31, 2009 Form 10-Q and March 31, 2010 Form 10-Q.  Management is continuing to evaluate the significance of these deficiencies and the Company may determine, upon completion of this evaluation, that it has a material weakness in its disclosure controls and procedures.

SEC 1344 (05-06)
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mark D. Weaver	215	245-7500
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No
	The Company has not filed its Form 10-K for the fiscal year ended June 30, 2009.
	The Company has not filed its Form 10-Q for the fiscal quarters ended September 30,
	2009 and December 31, 2009

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its residential revenue will decrease approximately 58% to approximately $27 million from the third quarter of fiscal year 2009 to the third quarter of fiscal year 2010.   The Company anticipates that its net new orders will decrease approximately 65% to approximately $22 million from the third quarter of fiscal year 2009 to the third quarter of fiscal year 2010.  Backlog at March 31, 2010 was approximately $144 million (on 345 units), versus backlog of approximately $157 million (on 340 units) at March 31, 2009, which is a decrease of approximately 8% in dollars and an increase of approximately 1% in units.  The Company is not able to provide a reasonable estimate of net income for the quarter ended March 31, 2010 at this time because, among other reasons, on March 1, 2010, the Company, along with most of its subsidiaries, filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware.  In addition, the Company has not yet completed its financial statements for the fiscal year ended June 30, 2009 nor have the external auditors completed their audit of the June 30, 2009 financial statements.  Additionally, the Company has not completed its financial statements for the quarters ended September 30, 2009 or December 31, 2009, which are necessary for the preparation of the Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.  Further, the Company has not yet been able to adequately review the inventory impairment charges to be recorded, if any, for either the fiscal quarters ending on September 30, 2009, December 31, 2009 or March 31, 2010.

ORLEANS HOMEBUILDERS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 18, 2010	By	/s/ Mark D. Weaver
Name: Mark D. Weaver
Title: Vice President and Corporate Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).